UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[ ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”)
for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections
17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Nile Capital Investment Trust

Nile Capital Management, LLC

116 Village Blvd.  Suite #306
Princeton, New Jersey 08540

Northern Lights Distributors, LLC

17605 Wright Street
Omaha, Nebraska  68130

Please send all communications regarding this Application to:

JoAnn M. Strasser

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215

With a copy to:

James Ash

Gemini Fund Services, LLC

80 Arkay Dr., Suite 110

Hauppauge, New York 11788

Page 1 of 10 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on June 29, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of Nile Capital Investment Trust Nile Capital Management, LLC Northern Lights Distributors, LLC File No. 812- [ ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.

SUMMARY OF APPLICATION

In this application, Nile Capital Investment Trust (“Trust”), Nile Capital Management, LLC (“Adviser”), and Northern Lights Distributors, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the exchange-traded managed funds listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the

1  Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).

Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.

APPLICANTS

A.

The Trust

The Trust is a statutory trust organized under the laws of Delaware and consists of multiple series operating as mutual funds, some of which will be exchange-traded managed funds. The Trust is registered with the Commission as an open-end management investment company under the Act. Each Fund’s portfolio positions consists of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective. In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder. If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

B.

The Adviser

The Adviser will be the investment adviser to the Initial Funds. The Adviser is a limited liability company organized under the laws of Delaware with its principal place of business in Princeton, New Jersey. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds.3

Subject to the oversight and authority of the Trust’s board of trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services). The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C.

The Distributor

The Distributor is a Nebraska limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser. Any distributor will comply with the terms and conditions of this application. The Distributor will distribute Shares on an agency basis.

2All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

3 Aspects of the Funds’ proposed method of operation are described in one or more of U.S. Patent Nos.7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

III.

REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•

With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•

With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.

NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.

PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Nile Capital Investment Trust

By:

/s/ Larry Seruma

Name:

Larry Seruma

Title:

Chairman of the Board, President

Nile Capital Management, LLC

By:

/s/ Larry Seruma

Name:

Larry Seruma

Title:

Managing Principal

Northern Lights Distributors, LLC

By:

/s/ Brian Nielsen

Name:

Brian Nielsen

Title:

Chief Executive Officer

AUTHORIZATION RULE 0-2 (c)(1)

Resolutions of Nile Capital Investment Trust

(as adopted May 29, 2015)

RESOLVED, that the Nile Capital Investment Trust be, and it hereby is, authorized to prepare and file with the SEC an application for an exemptive order (“Order”), and any and all amendments thereto, for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Investment Company Act of 1940, as amended (“Act”), and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act and under section 12(d)(l)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and

FURTHER RESOLVED, that any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Act, for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act and under section 12(d)(l)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act be, and they hereby are, ratified; and

FURTHER RESOLVED, that each Trustee and officer of the Trust be, and hereby is, authorized to take any and all actions as are reasonable or necessary to obtain the Order; and

FURTHER RESOLVED, that each Trustee and officer of the Trust be, and hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

NILE CAPITAL INVESTMENT TRUST

By:

/s/ Larry Seruma

Larry Seruma

Chairman of the Board, President

AUTHORIZATION RULE 0-2 (c)(1)

Authorization of Nile Capital Management, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Nile Capital Management, LLC have been taken, and that as the Managing Principal thereof, he is authorized to execute and file the same on behalf of Nile Capital Management, LLC and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NILE CAPITAL MANAGEMENT, LLC

By:

/s/ Larry Seruma

Larry Seruma

Managing Principal

Authorization of Northern Lights Distributors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Northern Lights Distributors, LLC have been taken, and that as the Chief Executive Officer thereof, he is authorized to execute and file the same on behalf of Northern Lights Distributors, LLC and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NORTHERN LIGHTS DISTRIBUTORS, LLC

By:

/s/ Brian Nielsen

Brian Nielsen

Chief Executive Officer

VERIFICATION RULE 0-2(d)

Verification of Nile Capital Investment Trust

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, the Nile Capital Investment Trust; that he is the Chairman of the Board and President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this June 29, 2015 have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NILE CAPITAL INVESTMENT TRUST

By:

/s/ Larry Seruma

Larry Seruma

Chairman of the Board, President

Verification of Nile Capital Management, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Nile Capital Management, LLC; that he is Managing Principal of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this June 29, 2015 have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NILE CAPITAL MANAGEMENT, LLC

By:

/s/ Larry Seruma

Larry Seruma

Managing Principal

VERIFICATION RULE 0-2(d)

Verification of Northern Lights Distributors, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Northern Lights Distributors, LLC; that he is the Chief Executive Officer of such entity; and that all actions taken by the managers or other persons necessary to authorize deponent to execute and file such instrument this June 29, 2015 have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NORTHERN LIGHTS DISTRIBUTORS, LLC

By:

/s/ Brian Nielsen

Brian Nielsen

Chief Executive Officer

APPENDIX A

The Initial ETMFs

Nile Pan Africa ETMF - Under normal circumstances, the Fund seeks to achieve its investment objective of long-term total return from capital appreciation and income by investing opportunistically in a focused portfolio of equity and fixed income investments in African companies and governments, as well as investments in cash and cash equivalent asset classes. The Fund will operate as a feeder fund into the Nile Pan Africa Fund.

Nile Frontier and Emerging ETMF - Under normal circumstances, the Fund seeks to achieve its investment objective of long-term capital appreciation by investing opportunistically in a focused portfolio of equity and fixed income investments related to the emerging and frontier markets, as well as investments in cash and cash equivalent asset classes. The Fund will operate as a feeder fund into the Nile Frontier and Emerging Fund.